CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
3.00% Fixed to Floating Rate Notes due August 21, 2025	$5,000,000	$581.00(1)

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-191250,

333-191250-01

Prospectus SUPPLEMENT DATED AUGUST 18, 2015

TO THE PROSPECTUS DATED SEPTEMBER 19, 2013

US$5,000,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

3.00% Fixed to Floating Rate Notes due August 21, 2025

•	Nomura America Finance, LLC is offering the 3.00% fixed to floating rate notes due August 21, 2025 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	From and including the original issue date to but excluding August 21, 2018, the notes will bear interest at the fixed rate of 3.00% per annum.

•	From and including August 21, 2018 to but excluding the maturity date, the notes will bear interest at a per annum floating rate equal to the applicable 3-month U.S. dollar LIBOR rate for the relevant floating rate interest period plus a spread of 1.11%; provided that the interest rate payable on the notes for any floating rate interest period will not be less than zero.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$5,000,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date)
Interest Rate:

Fixed rate interest periods: For each interest period from and including the original issue date to but excluding August 21, 2018 (each, a “fixed rate interest period”), the notes will bear interest at the fixed rate of 3.00% per annum.

Floating rate interest periods: For any interest period from and including August 21, 2018 to but excluding the maturity date (each, a “floating rate interest period”), the notes will bear interest at a floating rate per annum equal to the applicable base rate for such floating rate interest period plus the spread; provided that the interest rate payable on the notes for any floating rate interest period will not be less than zero.

Base Rate:

The applicable base rate for any floating rate interest period will be the applicable 3-month U.S. dollar LIBOR rate for such floating rate interest period, which is the LIBOR for an index currency of U.S. dollars and with a designated maturity of three months, determined as of the relevant interest determination date as set forth in the accompanying prospectus under the caption “Common Interest Rates — LIBOR.”

For purposes of determining the applicable base rate for any floating rate interest period, the Designated LIBOR page shall be the Bloomberg LIBOR Rates Page (or any successor or replacement page on that service) as reported by Bloomberg Financial Markets (or any successor) through its “LIBOR Rates” function (accessed by typing “LR” <GO> on a Bloomberg terminal and looking at the row entitled “US0003M” and under the column entitled “LIBOR”).

Spread:	1.11% per annum
Interest Payments:

Fixed rate interest periods: On any interest payment date relating to a fixed rate interest period, for each $1,000 principal amount of the notes, an amount in cash equal to the product of (i) the $1,000 principal amount, (ii) 3.00% and (iii) the day count convention fraction (as calculated by applying the 30/360 day count convention).

Floating rate interest periods: On any interest payment date relating to a floating rate interest period, for each $1,000 principal amount of the notes, an amount in cash equal to the product of (i) the $1,000 principal amount, (ii) the applicable base rate for such floating rate interest period plus the spread and (iii) the day count convention fraction (as calculated by applying the 30/360 day count convention).

No interest payment for any interest period will be less than zero.

Interest Payment Dates:	Quarterly on February 21, May 21, August 21 and November 21 of each year, commencing on November 21, 2015, subject to the business day convention (as defined below) and ending on the maturity date.
Interest Periods:	The periods from and including an interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next succeeding interest payment date (or the maturity date, in the case of the final interest period).
Interest Determination Dates:	For each floating rate interest period, the second London business day preceding the relevant interest reset date.
Interest Reset Dates:	Every February 21, May 21, August 21, and November 21 of each year, commencing August 21, 2018, subject to the business day convention (as defined below).
Original Issue Date:	August 21, 2015
Stated Maturity Date:	August 21, 2025, unless that date is not a business day, in which case the maturity date will be the next following business day. No interest will accrue from and including the originally scheduled stated maturity date to and including the postponed maturity date.
Business Day:	New York business day and London business day, as described under “Description of Debt Securities and Guarantee — Business Days” in the accompanying prospectus
Business Day Convention:	Modified following business day convention, as described under “Description of Debt Securities and Guarantee — Business Day Conventions” in the accompanying prospectus
Day Count Convention:	30/360, as described under “Description of Debt Securities and Guarantee—Common Day Count Conventions” in the accompanying prospectus

PS-2

Regular Record Date:	The fifth business day preceding the related interest payment date
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65539ACA6
ISIN No.:	US65539ACA60
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Trade Date:	August 18, 2015
Minimum Initial Investment Amount:	$10,000
Public Offering Price:	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.
Description and Terms of the Notes to Be Incorporated Into the Master Note:	All of the terms appearing on this cover page beginning with “Issuer” and ending with and including “Clearance and Settlement.”

Investing in the notes involves certain risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this prospectus supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is equal to approximately $979.50 per $1,000 face amount, which is less than the original issue price.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	0.00%	100.00%
Total	$5,000,000	$0	$5,000,000

The distribution agent will purchase the notes from us at the price to public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

We will use this prospectus supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this prospectus supplement in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

PS-3

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Nomura

PS-4

ADDITIONAL INFORMATION

You should read this prospectus supplement together with the prospectus, dated September 19, 2013 (the “prospectus”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this prospectus supplement and the terms of the prospectus, the terms of this prospectus supplement will control.

This prospectus supplement, together with the prospectus, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access the prospectus on the SEC web site at www.sec.gov as follows:

http://www.sec.gov/Archives/edgar/data/1163653/000119312513371180/d574488df3asr.htm

PS-5

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 19, 2013. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This prospectus supplement should be read together with the accompanying prospectus. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this prospectus supplement and the accompanying prospectus before investing in the notes.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeded the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our pricing models. Such estimated value is set forth on the front cover of this prospectus supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this prospectus supplement, our pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that was determined by reference to our pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes.

PS-6

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

The 3-Month U.S. Dollar LIBOR Rate Is Uncertain and Could Be 0.0%

For any floating rate interest period, if the 3-month U.S. dollar LIBOR rate is zero on the related interest determination date, interest will accrue on your notes with respect to such floating rate interest period at a rate of 1.11% per annum. Floating interest rates such as the 3-month U.S. dollar LIBOR rate, by their very nature, fluctuate. Also, in certain economic environments, floating interest rates may be less than fixed rates of interest for instruments with a similar credit quality and term. As a result, the return you receive on your notes may be less than a fixed rate note issued for a similar term by a comparable issuer.

Increased Regulatory Oversight and Changes in the Method Pursuant to Which LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”), in connection with the calculation of LIBOR across a range of maturities and currencies, may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In addition, in September 2012, the U.K. government published the results of its review of LIBOR, commonly referred to as the “Wheatley Review”. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates, new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited has been appointed as the independent LIBOR administrator, effective as of early 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined or any other reforms to LIBOR that may be enacted in the U.K., the European Union and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, ICE Benchmark Administration Limited, the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of your notes may be affected. Furthermore, uncertainty as to the extent and manner in which the Wheatley Review recommendations and other proposed reforms will continue to be adopted and the timing of such changes may adversely affect the current trading market for securities based on LIBOR and the value of your notes.

PS-7

The LIBOR Rate and the Manner in Which It Is Calculated May Change in the Future

There can be no assurance that the method by which the LIBOR rate is calculated will not change. Such changes in the method of calculation could reduce the level of such rates. Accordingly, the value of your notes may be significantly reduced. If the applicable LIBOR rate is substantially altered, or is not quoted on the applicable Bloomberg page (or any substitute page), a substitute rate may be employed by the calculation agent to determine such rate and that substitution may adversely affect the value of your notes.

The Historical Levels of the 3-Month U.S. Dollar LIBOR Rate Are Not an Indication of the Future Levels of the 3-Month U.S. Dollar LIBOR Rate

In the past, the level of the 3-month U.S. dollar LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 3-month U.S. dollar LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 3-month U.S. dollar LIBOR rate is not an indication that the 3-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time during any floating rate interest period, and you should not take the historical levels of the 3-month U.S. dollar LIBOR rate as an indication of its future performance.

The Amount of Interest Payable on Your Notes for a Floating Rate Interest Period Will Not Be Affected by the 3-Month U.S. Dollar LIBOR Rate on Any Day Other Than an Interest Determination Date

For each floating rate interest period, the amount of interest payable on each interest payment date is calculated based on the 3-month U.S. dollar LIBOR rate on the applicable interest determination date plus the spread. Although the actual 3-month U.S. dollar LIBOR rate on an applicable interest payment date or at other times during an applicable interest period may be higher than the 3-month U.S. dollar LIBOR rate on the applicable interest determination date, you will not benefit from the 3-month U.S. dollar LIBOR rate at any time other than on the interest determination date for such interest period.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

The calculation agent will, among other things, determine the applicable 3-month U.S. dollar LIBOR rates for each floating rate interest period and the amount of any interest payment with respect to each interest period. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “Description of Debt Securities and Guarantees —Types of Senior Debt Securities — Floating Rate Senior Debt Securities — Calculation Agent” in the accompanying prospectus. The calculation agent will exercise its judgment when performing its functions and may take into consideration our or our affiliates’ ability to unwind any related hedges. Since this determination by the calculation agent will affect payments on the securities, the calculation agent may have a conflict of interest if it needs to make any such determination.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

PS-8

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. The following factors, which are beyond our control, may influence the market value of your notes:

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and this prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and ”Supplemental Discussion of U.S. Federal Income Tax Consequences,” respectively. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

PS-9

HISTORICAL INFORMATION

The 3-month U.S. dollar LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the 3-month U.S. dollar LIBOR rate during any period shown below is not an indication that the 3-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time during the term of the notes. Historical 3-month U.S. dollar LIBOR rates do not give an indication of future 3-month U.S. dollar LIBOR rates. The actual levels of the 3-month U.S. dollar LIBOR rate during any floating rate interest period may bear little relation to the historical levels of the 3-month U.S. dollar LIBOR rate shown below. We cannot give you any assurance that the future levels of the 3-month U.S. dollar LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate and is not subject to a cap. Neither we nor any of our affiliates makes any representation to you as to the performance of the 3-month U.S. dollar LIBOR rate.

The table below shows the high, low and period end closing levels of the 3-month U.S. dollar LIBOR rate for each of the complete calendar quarters from January 1, 2011 through June 30, 2015, as well as for the period from July 1, 2015 to August 12, 2015. The graph below shows the historical performance of the 3-month U.S. dollar LIBOR rate from January 1, 2005 to August 12, 2015. The historical levels of the 3-month U.S. dollar LIBOR rate do not reflect the 1.11% spread that will apply to the interest that accrues on the notes for each floating rate interest period. We obtained the historical 3-month U.S. dollar LIBOR rates below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of 3-Month U.S. Dollar LIBOR Rate, 2011-Current

Quarter/Period Start Date	Quarter/Period End Date	High Closing Level	Low Closing Level	Quarter/Period End Closing Level
1/1/2011	3/31/2011	0.314%	0.303%	0.303%
4/1/2011	6/30/2011	0.301%	0.245%	0.246%
7/1/2011	9/30/2011	0.374%	0.246%	0.374%
10/1/2011	12/31/2011	0.581%	0.378%	0.581%
1/1/2012	3/31/2012	0.583%	0.468%	0.468%
4/1/2012	6/30/2012	0.469%	0.461%	0.461%
7/1/2012	9/30/2012	0.461%	0.359%	0.359%
10/1/2012	12/31/2012	0.355%	0.306%	0.306%
1/1/2013	3/31/2013	0.305%	0.280%	0.283%
4/1/2013	6/30/2013	0.282%	0.272%	0.273%
7/1/2013	9/30/2013	0.274%	0.248%	0.249%
10/1/2013	12/31/2013	0.248%	0.236%	0.246%
1/1/2014	3/31/2014	0.243%	0.231%	0.231%
4/1/2014	6/30/2014	0.235%	0.223%	0.231%
7/1/2014	9/30/2014	0.240%	0.231%	0.235%
10/1/2014	12/31/2014	0.257%	0.228%	0.255%
1/1/2015	3/31/2015	0.275%	0.251%	0.274%
4/1/2015	6/30/2015	0.288%	0.271%	0.283%
7/1/2015	8/12/2015	0.321%	0.283%	0.321%

PS-10

PS-11

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes for United States holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The notes should be characterized and treated as variable rate debt instruments that are issued without original issue discount. Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments) and your adjusted basis in your notes. See the discussion under “United States Taxation — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information. Any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss and should be long-term capital gain or loss if you have held your notes for more than one year.

For a further discussion of the variable rate debt instrument rules, please see the section titled “United States Taxation — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus.

PS-12

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the notes, provided that neither Nomura nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) (or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this prospectus supplement. The distribution agent has agreed to purchase the notes from us at 100.00% of the principal amount, resulting in aggregate proceeds to us of $5,000,000. The distribution agent’s commission is equal to 0.00%. The distribution agent will offer the notes to which this prospectus supplement relates to the public at the public offering price set forth on the front cover of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.00% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $12,000.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

PS-14